UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. 3)*

InfuSystem Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45685K102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Global Undervalued Securities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,120,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,120,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS Kleinheinz Capital Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,120,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,120,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 45685K102

1	NAMES OF REPORTING PERSONS John Kleinheinz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,120,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,120,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,120,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

This Amendment No. 3 to Schedule 13G ("Amendment") is an amendment to the initial statement on Schedule 13G relating to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of InfuSystem Holdings, Inc., a Delaware corporation (the "Issuer"), filed on May 1, 2012, as amended by Amendment No. 1 filed on February 14, 2013, as amended by Amendment No. 2 filed on February 13, 2014.  This Amendment is being filed on behalf of Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the "Master Fund"), Kleinheinz Capital Partners, Inc., a Texas corporation ("KCP"), and John Kleinheinz (collectively, the "Reporting Persons").

This Amendment relates to shares of Common Stock of the Issuer purchased by KCP for the account of the Master Fund.  KCP acts as investment adviser to the Master Fund.  Mr. Kleinheinz is the principal of KCP.

Item 1(a)                      Name of Issuer.

InfuSystem Holdings, Inc.

Item 1(b)                      Address of Issuer’s Principal Executive Offices.

31700 Research Park Drive
Madison Heights, Michigan 48071

Item 2(a)                      Name of Person Filing.

(1)	Global Undervalued Securities Master Fund, L.P.

(2)	Kleinheinz Capital Partners, Inc.

(3)	John Kleinheinz

Item 2(b)                      Address of Principal Business Office, or, if none, Residence.

(1)	Global Undervalued Securities Master Fund, L.P.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

(2)	Kleinheinz Capital Partners, Inc.
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

(3)	John Kleinheinz
301 Commerce Street, Suite 1900
Fort Worth, Texas 76102

Item 2(c)                      Citizenship or Place of Organization.

(1)      Global Undervalued Securities Master Fund, L.P. is a Delaware limited partnership.

(2)      Kleinheinz Capital Partners, Inc. is a corporation organized under the laws of the State of Texas.

(3)      John Kleinheinz is a U.S. citizen.

Item 2(d)                      Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e)                      CUSIP Number.

45685 K 102

Item 3               If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4               Ownership.

(a)	The Reporting Persons may be deemed the beneficial owners of 2,120,000 shares of Common Stock held by the Master Fund.

(b)	The Reporting Persons may be deemed to be the beneficial owners of 9.5% of the outstanding shares of Common Stock.

(c)	Number of shares as to which each Reporting Persons has:

(i)	sole power to vote or direct the vote of any shares:

No Reporting Person has sole power to vote or direct the vote of any shares

(ii)	shared power to vote or direct the vote:

Each Reporting Person has shared power to vote or direct the vote of 2,120,000 shares

(iii)	sole power to dispose or direct the disposition:

No Reporting Person has sole power to dispose or direct the disposition of any shares

(iv)	shared power to dispose or direct the disposition:

Each Reporting Person has shared power dispose or direct the disposition of 2,120,000 shares

Item 5               Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐ .

Item 6               Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7               Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8               Identification and Classification of Members of the Group.

Not Applicable.

Item 9               Notice of Dissolution of Group.

Not Applicable.

Item 10               Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

Exhibits

Exhibit A    Joint Filing Agreement, dated February 13, 2014, by and among the Reporting Persons, filed as Exhibit A to Statement on Schedule 13G of the Reporting Persons filed on February 13, 2014, is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2015

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By: Global Undervalued Securities Fund, L.P., its general partner

By: Kleinheinz Capital Partners, Inc., its investment manager

By:	/s/ John B. Kleinheinz

Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS, INC.

By:           /s/ John B. Kleinheinz

Name:           John B. Kleinheinz
Title:           President

JOHN B. KLEINHEINZ, INDIVIDUALLY

/s/ John B. Kleinheinz

John B. Kleinheinz